GRUPO CARSO, S.A. DE C.V.

RECEIVED September 4, 2006.

2006 SEP -8 P 12:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

SUPPL

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A. de C.V., related to Gcarso CompUSA's lawsuit, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on August 30, 2006:

"On June 9, 2006, the Court of Texas denied the petition of appeal presented by a group of Dallas businessmen concerning CompUsa opening stores in Mexico, after the Dallas Court of Appeals overturned the verdict of a Jury for $450 million dollars. We were informed that on August 25, 2006, The Supreme Court of Texas repeled the plaintiffs claim to appoint additional jurors to the case and review its decision of not hearing the appeal. The Dallas Court of Appeals ruled the inadmissibility of the case and reduced the verdict to zero. The Court of Appeals exonerated Grupo Carso and Grupo Sanborns from any liability".

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

dlw 9/8